

August 25, 2009

Mr. Thomas W. Stoelk
Vice President and Chief Financial Officer
Superior Well Services, Inc.
1380 Rte. 286 East, Suite #121
Indiana, PA 15701

> **Re:** **Superior Well Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **Response Letter Dated July 13, 2009**
> **File No. 000-51435**

Dear Mr. Stoelk:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Controls and Procedures, page 77

1.   We read your response to prior comment 4, and note that you intend, *in the future,* to provide the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures, as of the end of the period covered by the report. However, we are unable to concur with your proposal to remedy this deficiency in the future and, accordingly, believe you need to amend your filing to include the required disclosure in accordance with Item 307 of Regulation S-K.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donald F. Delaney, at (202) 551-3863, or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue, at (202) 551-3579, Timothy S. Levenberg, Special Counsel, at (202) 551-3707, or me, at (202) 551-3740, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director